ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2007 NOV -6 A 5:41

October 31, 2007

SUPPL

07027774

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Board Meeting – 31st October, 2007

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 31.10.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Devendra Bhandari
Company Secretary

Encl : a/a

11/7

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2007 NOV -6 A 5:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO : 82-34979

October 31, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re: Clause 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 30th September, 2007 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LTD.**

Devendra Bhandari
Company Secretary

Encls : a/a

ADITYA BIRLA NUVO

PRESS RELEASE

Mumbai, 31st October, 2007

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY REPORTS CONSOLIDATED REVENUES OF RS. 3000.5 CR. AND NET PROFIT OF RS. 47.8 CR. FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Rs. Crores

Particulars	Consolidated results					
	Quarter ended 30th September			Half Year ended 30th September		
	2007	2006	Growth %	2007	2006	Growth %
Net Income from Operations	**3,000.5**	2,092.1	43%	**5,321.3**	3,397.8	57%
Operating Profit (PBDIT)	**294.4**	305.0	-3%	**601.5**	526.2	14%
Net Profit (after Minority Interest)	**47.8**	76.7	-38%	**142.5**	143.4	-1%
EPS (Rs.)	**5.1**	8.5	-40%	**15.3**	16.0	-5%

Aditya Birla Nuvo has posted satisfactory performance for the 2nd quarter ended 30th September 2007

Continued growth in consolidated revenues

The Company's **consolidated** revenues at Rs. 3,000.5 Crores are up by 43% from Rs. 2,092.1 Crores achieved during the corresponding quarter of FY 2007. Revenues from its subsidiaries and joint ventures, where the company has made substantial investments in the past, saw a rise of 74% to Rs. 2082.8 Crores from Rs. 1,195.6 Crores. The focus during the quarter was :

1) accelerating growth in the telecom business,
2) regaining market share in the life insurance business,
3) building capacities in the BPO business towards profitable growth and
4) expanding manufacturing capacities in value businesses.

All the businesses are on a growth trajectory.

- The **Telecom** business registered a 55% rise in revenues at Rs. 1562.2 Crores vis-à-vis Rs. 1009.9 Crores with a subscriber base of 18.67 Mn as on September 30, 2007, growing at a higher clip than the industry.
- The **Life Insurance** business has shown a spectacular growth of 110% in revenues at Rs. 1078.2 Crores vis-à-vis Rs. 512.9 Crores driven by the excellent response to its new product "Birla Sunlife Gold plus". As a result, it stepped up to 5th rank with 6.5% market share amongst private players.
- In the **BPO** business, revenues soared by 82% to Rs. 393.7 Crores from Rs. 216 Crores. Three new centres were launched during the quarter.

The **Stand-alone** revenues rose to Rs. 917.7 Crores from Rs. 896.5 Crores despite the plant breakdown in fertilisers business for 27 days. Two of the value businesses viz., Rayon and Insulators achieved the highest ever quarterly revenues. In the Insulators business, revenues more than doubled after the merger of the manufacturing subsidiary with Nuvo w.e.f. April 1, 2007.

Investment phase of growth businesses had gestating impact on profitability

Consolidated net profit at Rs. 47.8 Crores is lower by 38% against Rs. 76.7 Crores attained in the corresponding quarter of the preceding year largely on account of the gestating nature of its major businesses viz., Life Insurance and BPO. That said, in revenues, both Life Insurance and BPO businesses have registered impressive growth. The other businesses viz., Telecom, Carbon Black and Insulators have put in an impressive performance growing in revenues and earnings.

- The **Telecom** business has reported net profit at Rs. 220.3 Crores vis-à-vis Rs. 106.9 Crores earned in the corresponding quarter of the last year. The growth in profitability is despite gestating phase of three new circles launched in later half of previous year.
- The **Life insurance** business incurred higher losses of Rs. 83.9 Crores during the quarter due to increasing share of new business premium and higher spend on expanding its distribution reach to regain the market share.
- In the **BPO** business, the bottom line has also been impacted by the interest cost on funding of the acquisition of Minacs, the weakening of US Dollar and one time cost of Rs. 11.5 Crores besides ramping up and training costs for new business.

The **standalone** net profit during the quarter was higher at Rs. 54.9 Crores against Rs 53.7 Crores attained in corresponding quarter of last year. Insulators and Carbon Black businesses posted record operating profits during the quarter.

Growth Initiatives

- **Birla Sun Life Insurance's** emphasis is on regaining its market share, expanding branch network, strengthening its agency force and launching contemporary products.
- **Birla Sunlife Asset Management Company** has aggressive plans to open new branches and launch innovative products.
- **Telecom** will strengthen and expand its network in existing circles and better its reach through roll out in Mumbai and Bihar circles. Plans for pan India presence are underway.
- **BPO business** is scaling its global delivery capacity with focus on migration to high margin KPO segment and low cost locations.
- **Madura Garment** will aggressively pursue apparel retailing with the launch of large format stores for Peter England and Mens Lifestyle stores for Fashion brands.
- **Carbon Black** business is accelerating green-field expansion by 1,20,000 MT in Western India.
- **Insulators** business is expanding its capacity by 8,000 MT besides foraying in polymer insulators
- **Textiles** business will increase its capacity in linen fabrics and flax yarns.
- **Fertilisers** business will focus on de-bottlenecking to increase capacity.

In most of our businesses, we are going ahead with our investment plans to leverage growth opportunities. Aditya Birla Nuvo is very optimistic about meeting the challenges of strategic growth initiatives and enhancing its revenues and earnings, but for some more time, given the investments in growth phase, the Life Insurance and BPO businesses will create a stretch on profitability.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2007

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Quarter Ended 30th Sept		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Income from Operations	3,052.60	2,133.94	5,419.78	3,480.90	8,434.16
Less: Excise Duty	52.10	41.88	98.49	83.15	176.16
Net Income from Operations	**3,000.50**	**2,092.06**	**5,321.29**	**3,397.75**	**8,258.00**
Other Income	15.91	13.95	31.94	35.33	63.87
Total Income	**3,016.41**	**2,106.01**	**5,353.23**	**3,433.08**	**8,321.87**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(31.50)	6.99	(75.76)	(19.00)	(53.84)
Consumption of Raw Materials	478.65	438.45	902.12	841.38	1,824.57
Purchase of Traded Goods	51.38	39.54	81.79	76.19	138.12
Employees Cost	487.75	280.83	895.78	415.72	1,228.63
Depreciation and Amortisation	124.42	112.08	239.60	186.52	422.78
Other Expenditure	910.13	643.25	1,671.58	1,114.39	2,661.31
Change in valuation of liability in respect of life Insurance policies in force	825.64	391.91	1,276.17	478.24	1,383.55
Total Expenditure	**2,846.47**	**1,913.05**	**4,991.28**	**3,093.44**	**7,605.12**
Profit Before Interest & Tax	**169.94**	**192.96**	**361.95**	**339.64**	**716.75**
Interest and Finance Expenses (Net)	108.55	89.75	194.24	140.57	363.28
Profit Before Tax and Exceptional Items	**61.39**	**103.21**	**167.71**	**199.07**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	-	0.73	(0.00)	2.53
VRS Cost	-	(0.11)	-	(0.87)	(2.01)
Profit After Exceptional Items	**61.39**	**103.10**	**168.44**	**198.20**	**353.99**
Less: Provision for Taxation:					
Current Tax	23.75	20.89	40.38	57.44	114.58
Deferred Tax (Net)	11.99	9.85	16.03	4.83	18.37
Fringe Benefit Tax	2.81	1.88	5.16	3.81	9.26
Provision for Tax for earlier years written back	(1.42)	(0.15)	(3.09)	(0.15)	(30.31)
Net Profit (Before Minority Interest)	**24.26**	**70.63**	**109.96**	**132.27**	**242.09**
Less : Minority Interest	(23.52)	(6.03)	(32.51)	(10.65)	(38.34)
Share of Profit/(Loss) of Associates	-	-	-	0.46	0.46
Net Profit	**47.78**	**76.66**	**142.47**	**143.38**	**280.89**
Equity Share Capital (Face Value of Rs.10 each)	93.31	83.50	93.31	83.50	93.31
Reserves					3026.29
Basic Earnings Per Share (Rs)	5.12	8.50	15.27	15.99	31.96
Diluted Earnings Per Share (Rs)	5.12	8.50	15.26	15.98	31.95
Public Shareholding					
Number of Shares			53,541,638	48,131,454	53,531,369
Percentage of Shareholding			57.38%	57.64%	57.37%

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2007

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Quarter Ended 30th Sept		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Segment Revenue					
Garments	270.14	231.98	470.73	406.70	830.38
Rayon Yarn (Including Caustic & Allied Chemicals)	123.51	112.38	227.47	224.56	441.46
Carbon Black	190.21	185.57	351.44	360.70	738.94
Insulators	101.27	48.24	185.33	101.65	225.30
Other Textiles (Spun Yarn & Fabrics)	142.41	153.58	292.01	308.98	625.00
Fertilizers	138.47	223.43	254.80	354.64	778.48
Financial Services	42.07	25.46	77.71	52.67	137.53
Life Insurance	1,078.24	512.94	1,703.65	717.99	1,960.01
Software	25.18	23.74	48.67	46.89	93.58
BPO	393.72	216.01	746.14	264.14	1,015.54
Telecom	496.48	360.91	965.97	562.38	1,421.81
Total Segmental Revenue	3,001.70	2,094.24	5,323.92	3,401.30	8,268.03
Less: Inter Segment Revenue	(1.20)	(2.18)	(2.63)	(3.55)	(10.03)
Net Income from Operations	**3,000.50**	**2,092.06**	**5,321.29**	**3,397.75**	**8,258.00**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	11.83	23.30	(0.95)	33.18	64.57
Rayon Yarn (Including Caustic & Allied Chemicals)	27.80	30.99	46.82	52.40	88.74
Carbon Black	33.25	23.89	61.99	54.84	116.03
Insulators	29.80	6.64	53.27	13.34	42.80
Other Textiles (Spun Yarn & Fabrics)	13.72	15.74	25.46	28.19	52.13
Fertilizers	10.86	17.71	24.11	36.32	100.89
Financial Services	10.37	8.56	16.91	19.46	34.15
Life Insurance	(82.28)	(22.89)	(114.61)	(40.96)	(135.45)
Software	0.92	1.07	1.95	2.81	4.86
BPO	5.80	13.69	11.75	20.55	33.76
Telecom	103.00	68.12	218.32	104.28	271.46
Total Segment Result	**165.07**	**186.82**	**345.02**	**324.41**	**673.94**
Less: Interest & Finance Expenses (Net)	(96.47)	(83.88)	(170.18)	(128.95)	(321.25)
Add: Net of Unallocable Income/(Expenditure)	(7.21)	0.27	(7.13)	3.61	0.78
Profit Before Tax and Exceptional Items	**61.39**	**103.21**	**167.71**	**199.07**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	-	0.73	-	2.53
VRS Cost	-	(0.11)	-	(0.87)	(2.01)
Profit After Exceptional Items	**61.39**	**103.10**	**168.44**	**198.20**	**353.99**

Capital Employed (Segment Assets - Segment Liabilities)	As on 30th Sept 07	As on 30th Sept 06	As on 31st March 07
Garments	616.72	420.07	494.89
Rayon Yarn (Including Caustic & Allied Chemicals)	443.23	416.80	450.54
Carbon Black	566.91	510.32	487.25
Insulators	210.49	89.56	186.10
Other Textiles (Spun Yarn & Fabrics)	344.27	268.60	311.17
Fertilizers	320.54	307.21	400.75
Financial Services	209.75	112.30	171.28
Life Insurance	314.94	209.82	226.96
Software	28.72	25.25	29.13
BPO	931.47	973.59	910.74
Telecom	2,498.25	1,720.20	2,043.56
Total Segment Capital Employed	6,485.29	5,053.72	5,712.37
Add: Unallocated Corporate Assets	2,024.98	2,125.95	2,473.53
Total Capital Employed	**8,510.27**	**7,179.67**	**8,185.90**

Contd. from Page 2

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2007

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Quarter Ended 30th Sept		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Income from Operations	969.85	935.55	1,794.51	1,757.10	3,577.89
Less: Excise Duty	52.10	39.06	98.49	77.43	157.42
Net Income from Operations	**917.75**	**896.49**	**1,696.02**	**1,679.67**	**3,420.47**
Other Income	5.43	15.58	12.72	31.84	44.51
Total Income	**923.18**	**912.07**	**1,708.74**	**1,711.51**	**3,464.98**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(32.38)	11.32	(71.54)	(19.29)	(45.48)
Consumption of Raw Materials	443.09	423.33	835.61	823.44	1,676.04
Purchase of Traded Goods	51.38	37.67	81.78	73.67	164.32
Employees Cost	67.94	53.53	126.84	100.58	193.22
Depreciation and Amortisation	35.23	32.03	66.23	63.26	120.32
Other Expenditure	234.49	224.23	454.13	424.69	873.09
Total Expenditure	**799.75**	**782.11**	**1,493.05**	**1,466.35**	**2,981.51**
Profit Before Interest & Tax	**123.43**	**129.96**	**215.69**	**245.16**	**483.47**
Interest and Finance Expenses (Net)	47.54	48.01	91.03	76.51	171.16
Profit Before Tax and Exceptional Items	**75.89**	**81.95**	**124.66**	**168.65**	**312.31**
Gain on sale of Undertaking	-	0.20	0.73	0.20	0.20
VRS Cost	-	(0.11)	-	(0.88)	(1.43)
Profit After Exceptional Items	**75.89**	**82.04**	**125.39**	**167.97**	**311.08**
Less: Provision for Taxation:					
Current Tax	17.31	17.90	29.37	52.00	98.82
Deferred Tax (Net)	4.25	9.53	8.79	4.27	15.16
Fringe Benefit Tax	0.90	0.88	1.75	1.69	3.39
Provision for Tax for earlier years written back	(1.42)	-	(3.10)	-	(31.26)
Net Profit	**54.85**	**53.73**	**88.58**	**110.01**	**224.97**
Equity Share Capital (Face Value of Rs.10 each)	93.31	83.50	93.31	83.50	93.31
Reserves					3031.24
Basic Earnings Per Share (Rs)	5.88	6.20	9.49	12.70	25.60
Diluted Earnings Per Share (Rs)	5.88	6.20	9.49	12.70	25.58
Public Shareholding					
Number of Shares			53,541,638	48,131,454	53,531,369
Percentage of Shareholding			57.38%	57.64%	57.37%

Contd. from Page 3

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2007

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Quarter Ended 30th Sept		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Segment Revenue					
Garments	220.72	190.22	381.92	360.77	700.12
Rayon Yarn (Including Caustic & Allied Chemicals)	123.51	112.38	227.47	224.56	441.46
Carbon Black	190.21	185.57	351.44	360.70	738.94
Insulators	101.27	24.36	185.33	52.24	112.81
Other Textiles (Spun Yarn & Fabrics)	142.41	153.58	292.01	308.98	625.00
Fertilizers	138.47	223.43	254.80	354.64	778.48
Financial Services	1.22	8.85	3.93	20.28	27.65
Total Segmental Revenue	917.81	898.39	1,696.90	1,682.17	3,424.46
Less: Inter Segment Revenue	(0.06)	(1.90)	(0.88)	(2.50)	(3.99)
Net Income from Operations	**917.75**	**896.49**	**1,696.02**	**1,679.67**	**3,420.47**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	13.90	19.44	7.88	29.05	58.04
Rayon Yarn (Including Caustic & Allied Chemicals)	27.80	30.99	46.82	52.40	88.74
Carbon Black	33.25	23.89	61.99	54.84	116.03
Insulators	29.80	6.53	53.27	14.26	35.07
Other Textiles (Spun Yarn & Fabrics)	13.72	15.74	25.46	28.19	52.13
Fertilizers	10.86	17.71	24.11	36.32	100.89
Financial Services	(0.60)	2.40	(0.15)	6.58	7.76
Total Segment Result	**128.73**	**116.70**	**219.38**	**221.64**	**458.66**
Less: Interest & Finance Expenses (Net)	(46.01)	(43.50)	(88.31)	(66.22)	(157.29)
Add: Net of Unallocable Income/(Expenditure)	(6.83)	8.75	(6.41)	13.23	10.94
Profit Before Tax and Exceptional Items	**75.89**	**81.95**	**124.66**	**168.65**	**312.31**
Gain on sale of Undertaking	-	0.20	0.73	0.20	0.20
VRS Cost	-	(0.11)	-	(0.88)	(1.43)
Profit After Exceptional Items	**75.89**	**82.04**	**125.39**	**167.97**	**311.08**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 30th Sept 07**	**As on 30th Sept 06**	**As on 31st March 07**
Garments			414.61	282.13	331.16
Rayon Yarn (Including Caustic & Allied Chemicals)			443.23	416.80	450.54
Carbon Black			566.91	510.32	487.25
Insulators			210.49	16.80	27.47
Other Textiles (Spun Yarn & Fabrics)			344.27	268.60	311.17
Fertilizers			320.54	307.21	400.75
Financial Services			9.13	22.11	15.75
Total Segment Capital Employed			2,309.18	1,823.97	2,024.09
Add: Unallocated Corporate Assets			3,502.08	3,136.71	3,780.30
Total Capital Employed			**5,811.26**	**4,960.68**	**5,804.39**

Contd. from Page 4

Notes:

1 The brown field expansion of 60,000 tons at Carbon Black, Gummidipoondi, commissioned in July 2007, is fully stabilised.

2 The operations at Fertiliser Division, Jagdishpur were affected in July/August' 07 due to collapse of Cooling Tower leading to plant shutdown for 27 days.

3 The Employee Stock Option Scheme (ESOS) Compensation Committee of Board of Directors of the Company has, in its meeting held on August 23, 2007, approved grant of 1,63,280 Stock Options (for equal number of Equity shares of Rs.10/- each of the Company) to the Officers of the Company as per terms of ESOS - 2006.

4 a) On receipt of requisite approvals on August 08, 2007 the Scheme of Amalgamation of the wholly owned Subsidiary of the Company, Aditya Birla Insulators (ABIL), with the Company had become effective with effect from the Appointed Date i.e., April 01, 2007. Accordingly, as on the Appointed Date, the financials of ABIL have been incorporated in the books of the Company and the results for the previous Quarter ended June 30, 2007 also have been recasted.

b) AV TransWorks Limited, Canada, a Subsidiary of the Company has completed the acquisition of Minacs Worldwide Inc., Canada on August 17, 2006.

c) On receipt of requisite approvals on September 14, 2007 the Scheme of Amalgamation of Idea Cellular Limited, a Joint Venture company, and its certain subsidiaries have become effective with effect from the appointed date, 1st April 2006. Accordingly FY-07 consolidated results of the company have been recasted to give effect thereof.

d) The results for the period(s) are strictly not comparable with that of corresponding period(s) on account of (a) to (c) above.

e) Other previous year's / period's figures are regrouped / rearranged wherever necessary.

5 Status of Investor Complaints for the quarter ended September 30, 2007.

	Opening	Received	Redressed	Pending
Related to Rights Issue:	80	263	335	8
Others:	NIL	8	8	NIL
Total:	80	271	343	8

6 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors held on October 31, 2007. The statuary auditors of the company have carried out the Limited Review of Unaudited Standalone Financial Results for the quarter and Consolidated Financial Results for the six month ended September 30, 2007 as required under Clause 41 of Listing Agreement and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: October 31, 2007

Dr. Bharat K. Singh
Managing Director

Performance Review

2nd Quarter ended 30th September 2007

Board Presentation

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

31st October

Contents

Key Highlights

- **Telecom – Expanding customer reach**
  - Aggressive capex to strengthen network & increase penetration ahead of demand
    - *2,386 new towns brought under coverage adding 3,999 new cell sites*
- **Life Insurance : Regaining market share; Growth stretching profitability**
  - Ranked 5th with YTD 6.5% share (3rd rank with 8% share in Sep'07) amongst private players
  - New product "Gold Plus" launched in June'07 garnering excellent response
  - New OTC product "Saral Jeevan" launched in October'07 end
  - Distribution reach widened to 308 branches and 69K direct selling agents
- **Asset management : Ranked 6th with 5.8% share in domestic AUM**
  - One NFO launched during the quarter with record collection of over Rs. 1,300 Cr.
  - Expansion of distribution reach is underway - 16 branches added during the quarter
- **BPO – Scaling global delivery capacity**
  - 2 sites (1,035 Seats) in North America and 1 site (277 seats) in India launched during the quarter in line with new contacts won; 2 new sites in India are in pipeline

Key Highlights

ADITYA BIRLA GROUP

- **Garments – Building sizeable presence in apparel retailing**
  - 46 stores added YTD taking retail presence to 3.6 Lacs sq ft across 192 stores
  - Peter England's premium sub-brand "Elite" launched in Sep'07
  - Capacity in **Contract Exports** expanded to 15.4 Mn pieces in Aug'07
- **Insulators – Wholly-owned subsidiary Aditya Birla Insulators merged in Nuvo**
  - Capacity expansion at Halol through de-bottlenecking by 3,000 MT under trial run
  - Capacity expansion by 8,000 MT at Rishra and foray in polymer insulators on cards
  - Yield improved under new norms to achieve highest ever quarterly production
- **Carbon Black – Set to tap industry growth**
  - Plant fully stabilised after completing brownfield expansion by 60K MT in July'07
  - Accelerating greenfield expansion by 120K MT in Western India
- **Textiles – Growth through capacity addition**
  - Linen yarn & fabrics capacity increased by 3,272 spindles and 16 looms respectively
- **Fertilisers – Plant shutdown for 27 days due to collapse of cooling tower**
- **ESOP introduced in Aug'07 as a talent retention initiative**

ADITYA BIRLA GROUP

Business-wise Performance

Quarterly Performance – Growth Businesses

Business	Over Q2FY07		Highlights
	Revenue	PAT	
Telecom	↑	↑	• **Subscribers base at 18.67 mn with 9.1% market share** ➡ Growing at a pace higher than industry garnering 11% all India share in net subscribers additions since Apr'07 ➡ However, Q-o-Q growth is slightly lower ➡ Number 1 operator in 3 of the 11 operating circles ➡ Cell sites increased to 17,105 covering 8,452 towns • **Net Profit up by 106% at Rs. 220.3 Cr.** ➡ Despite Gestating 3 circles & rapid network expansion ➡ Income on surplus investment post IPO contributed • **Roll out of services in Mumbai & Bihar circles expected within three to six months of allocation of spectrum**

Quarterly Performance – Growth Businesses

ADITYA BIRLA GROUP

Business	Over Q2FY07		Highlights
	Revenue	PAT	
Life Insurance	▲ [illegible]	▼ 255%	• Improved market share and positioning • New business premium grew by 148% ➡ Gold plus launched in June'07 driving growth • Renewal premium rose by 79% on the back of higher persistency levels • Significant steps taken to expand distribution reach ➡ 308 branches in Sep'07 from 137 branches in Mar'07 ➡ 69K direct selling agents in Sep'07 from 57K in Mar'07 • New OTC product "Saral Jeevan" launched in Oct'07 end • Resulting high operating costs impacted profitability
Asset Management	▲	▼ 89%	• AUM at Rs. 30,452 Cr. with 5.8% share in domestic AUM ➡ Domestic Fund grew 91% Y-o-Y & 42% Q-o-Q • 16 branches & one NFO launched during the quarter • High marketing & distribution costs lowered profitability

Quarterly Performance – Growth Businesses

Business	Over Q2FY07		Highlights
	Revenue	PAT	

BPO	↑	↑	• **3 new clients won during the quarter**
			  ➧ Fortune 500 clients increased to 17
			• **Launched 2 sites (1,035 seats) in North America & 1 site (277 seats) in India; 2 sites (953 Seats) in India on cards**
			• **Minacs (North America) :**
			  ➧ Highest ever quarterly revenue at Rs. 351.2 Cr.
			  ➧ PBIT at Rs. 8.4 Cr. before exceptional items of Rs. 11.5 Cr.
			    ◆ *Includes Rs. 5.4 Cr. debt refinancing charges*
			    ◆ *High ramp up costs impacted margins*
			  ➧ New sites are improving on SLA and operating efficiency
			• **Asia Pacific: Weak dollar impacted revenue & profitability**
			  ➧ Higher manpower costs
			  ➧ High interest cost on borrowings for acquisition of Minacs

Quarterly Performance – Growth Businesses

Business	Over Q2FY07		Highlights
	Revenue	PBIT	
Branded Garments	↑	↓ 28%	• **Revenue at Rs. 220.7 Cr. up by 16%** • **Fashion Brands grew by 24% in revenue** • **Peter England sales declined** ➧ Premium sub-brand "Elite" launched in Sep'07 to enrich brand value • **Profitability under pressure** ➧ Higher discounts to boost up sales ➧ Higher lease rentals & gestating new stores • **Controlled Retail space 3.6 Lacs Sq. Ft. (192 EBOs)** ➧ Locked additional 1.53 Lacs Sq. Ft.
Apparel Retail	New initiative		• Launching of large format stores for Peter England and Mens Lifestyle Stores for Fashion brands early next year ➧ Pre-launch expenses over Rs. 18 Cr. incurred till date

Quarterly Performance – Growth Businesses

Business	Over Q2FY07		Highlights
	Revenue	PBIT	
Garments Contract Exports	↑	⇔	• Revenue up by 34% on back of higher volumes ➡ Capacity after expansion in Aug'07 at 15.4 Mn pieces • Profitability under pressure due to weak dollar ➡ Higher ramp-up cost arrested growth in margins
Other Financial Services	↑	↑	• Collateral finance maintained leadership position ➡ Loan against Securities portfolio at Rs. 587 Cr • Distribution Co.'s mobilised Rs. 24773 Cr. in the quarter • Insurance advisory focusing on non-group business
IT Services	↑	↓ 14%	• Acquisition of 7 clients during the quarter • Ratio of high margin offshore business improved to 59% from 50% in full last year • 10 out of 14 key clients grew quarter on quarter

Quarterly Performance – Value Businesses

Business	Over Q2FY07		Highlights
	Revenue	PBIT	
Rayon	↑	↓ 10%	• **Highest ever quarterly revenue achieved** • **VFY revenue rose by 21%** ➡ Exports volumes doubled during the quarter ◆ *27% of total sales volumes exported* ➡ Overall VFY realisation remained flat due to lower domestic realisation • **Chlor-alkali segment's revenue declined** ➡ Caustic Soda sales volumes rose by 13% on back of capacity expanded by 65TPD in later half of last year ➡ ECU realisation lower by 7% due to poor chlorine prices • **Operating profit (PBDIT) lower at Rs. 36 Cr.** ➡ Low VFY & ECU realisation and higher pulp cost • **VFY & ECU realisation improved since last quarter**

Quarterly Performance – Value Businesses

Business	Over Q2FY07		Highlights
	Revenue	PBIT	
Carbon Black	↑	↑	• **Highest ever quarterly production & sales volumes** ➡ Sales volumes up by 12% on back of capacity expanded by 60K TPA in July'07 • **Revenue growth impacted by weak dollar** ➡ Low realisation in line with cheaper CBFS imports • **Highest ever quarterly operating profit at Rs. 39.1 Cr.** ➡ Higher sales volumes & optimised market-product-logistics mix
Insulators	↑	↑	• **Highest ever quarterly volumes & revenue** ➡ Yield improved through lower rejections ➡ Last year's production was impacted by strike at Halol plant • **Highest ever quarterly operating profit at Rs. 33.6 Cr.** ➡ Focus on high rating insulators fetched better realisation • **De-bottlenecking by 3000 MT completed & under trial run** • **Manufacturing subsidiary merged with Nuvo w.e.f. Apr'07**

Quarterly Performance – Value Businesses

Business	Over Q2FY07 Revenue	Over Q2FY07 PBIT	Highlights
Fertilisers	↓ 38%	↓ 39%	• **Plant breakdown for 27 days impacted operations** • **Revenue lower at Rs. 138.5 Cr. due to lower sales** • **Operating profit lower at Rs. 15.4 Cr.** ➡ Impact of low scale of operations ➡ Higher repairs cost due to collapse of cooling tower
Textiles	↓ 6%	↓ 13%	• **Excluding Synthetic segment, top-line grew by 8% and bottom-line maintained despite weak dollar** • **Higher realisation in wool segment reflecting high input costs** • **Linen Segment** ➡ Lower fabric volume due to low season across industry; Capacity expanded by 16 looms during the quarter ➡ Sales in Linen yarn remained flat due to lower exports; Capacity expanded by 3272 spindles during the quarter • **Carbon Credit Rs. 2.4 Cr. received during the quarter**

ADITYA BIRLA GROUP

Financial Performance

Consolidated Revenue

Rs. Cr.



Quarter-2
2,092
3,001
2,906
Q2 FY07
Q2 FY08
Budget



Year-To-Date
3,398
H1 FY07
H1 FY08
Budget

Growth businesses - Telecom, Life Insurance & BPO driving consolidated revenue growth

Consolidated Revenue - Segmental

Rs. Cr.

2nd Quarter			Revenue	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
528.6	496.5	360.9	Telecom	986.9	966.0	562.4
773.2	1,078.2	512.9	Life Insurance	1,329.0	1,703.7	718.0
402.7	393.7	216.0	BPO*	790.2	746.1	264.1
321.6	270.1	232.0	Garments	554.6	470.7	406.7
49.9	42.1	25.5	Financial Services	99.0	77.7	52.7
26.4	25.2	23.7	IT Servicres	50.1	48.7	46.9
120.3	123.5	112.4	Rayon	240.6	227.5	224.6
220.4	190.2	185.6	Carbon Black	383.8	351.4	360.7
102.6	101.3	48.2	Insulator #	194.4	185.3	101.6
142.7	142.3	151.7	Textiles	282.2	291.1	306.5
218.1	138.5	223.4	Fertilisers	340.7	254.8	354.6
-	(1.1)	(0.3)	Inter-unit Elimination	-	(1.7)	(1.0)
2,906.3	3,000.5	2,092.1	Total	5,251.5	5,321.3	3,397.8

38% (Fertilisers, 2nd Quarter) 28% (Fertilisers, Half-Year)

* *Minacs acquired w.e.f. August 18, 2006* # *Insulator subsidiary (50:50 JV prior to 29th Nov'06) merged with Nuvo w.e.f. April'07*

Note : In case of Joint ventures, only Nuvo's share has been consolidated — *Highest ever quarterly revenue* (marked for Rayon and Insulator)

Consolidated Revenue - Composition

H1 FY08



IT Services
1%
Rayon
4%
Carbon
Black
7%
Fertilisers
5%
Textiles
5%
Insulators
3%
Financial
Services
1%
Garments
9%
Life
Insurance
33%
Telecom
18%
BPO
14%

Growth Businesses 76% | Value Businesses 24%

H1 FY07



Financial
Services
2%
IT Services
1%
Rayon
7%
Carbon
Black
11%
Life
Insurance
20%
Fertilisers
10%
BPO
Textiles
9%
Garments
12%
Telecom
3%

Growth Businesses 60% | Value Businesses 40%

Consolidated Financial

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
2,906.3	3,000.5	2,092.1	Revenue	5,251.5	5,321.3	3,397.8
294.8	**294.4**	**305.0**	**PBDIT**	**543.9**	**601.5**	**526.2**
151.3	124.4	112.1	Depreciation	283.9	239.6	186.5
143.5	**169.9**	**192.9**	**PBIT**	**260.0**	**361.9**	**339.6**
132.8	108.6	89.7	Net Interest	255.0	194.2	140.6
10.6	**61.4**	**103.2**	**Profit Before Tax**	**5.1**	**167.7**	**199.1**
-	0.0	(0.1)	Exceptional Gain / (Loss)	-	0.7	(0.9)
32.6	37.1	32.5	Provision for Taxation	39.3	58.5	65.9
(22.0)	**24.3**	**70.6**	**Net Profit before minority interest**	(34.2)	**110.0**	**132.3**
(28.8)	(23.5)	(6.0)	Minority Interest	(48.0)	(32.5)	(11.1)
6.8	**47.8**	**76.7**	**Net Profit after minority interest**	**13.8**	**142.5**	**143.4**

3% 12% 38%

Consolidated PBIT - Segmental

Rs. Cr.

	2nd Quarter			PBIT	Half-Year			
	2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual	
	82.1	103.0	68.1	Telecom	151.8	218.3	104.3	
259%	(105.4)	(82.3)	(22.9)	Life Insurance	(175.1)	(114.6)	(41.0)	180%
58%	(1.6)	5.8	13.7	BPO*	3.6	11.7	20.5	43%
49%	18.6	11.8	23.3	Garments (Incl. Apparel Retail)	20.6	(0.9)	33.2	
	4.7	10.4	8.6	Financial Services	13.8	16.9	19.5	
	1.3	0.9	1.1	IT Servicres	2.6	1.9	2.8	
	24.6	27.8	31.0	Rayon	49.1	46.8	52.4	
	32.4	33.2	23.9	Carbon Black	53.4	62.0	54.8	
	27.5	29.8	6.6	Insulator #	50.1	53.3	13.3	
	11.5	13.7	15.7	Textiles	21.4	25.5	28.2	
39%	31.6	10.9	17.7	Fertilisers	32.1	24.1	36.3	34%
	(4.1)	(7.2)	0.3	Others	(4.0)	(7.1)	3.6	
	123.3	157.8	187.1	Net PBIT	219.3	337.9	328.0	
	20.2	12.1	5.9	Add: Finance cost of financial services	40.8	24.1	11.6	
12%	143.5	169.9	192.9	Gross PBIT	260.0	361.9	339.6	

* Minacs acquired w.e.f. August 18, 2006 # Insulator subsidiary (50:50 JV prior to 29th Nov'06) merged with Nuvo w.e.f. April'07

Note : In case of Joint ventures, only Nuvo's share has been consolidated — Highest ever quarterly PBIT

Standalone Financial

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
1,038.7	917.7	896.5	Revenue	1,863.1	1,696.0	1,679.7
2.4	5.4	15.6	Other Income	8.9	12.7	31.8
181.8	158.7	162.0	Operating Profit (PBDIT)	304.9	281.9	308.4
61.7	49.4	49.2	Less: Interest & Finance Expenses	116.2	97.7	87.6
0.7	1.9	1.2	Add: Interest Income	4.4	6.7	11.1
120.9	111.1	114.0	Gross Profit (PBDT)	193.2	190.9	231.9
38.4	35.2	32.0	Depreciation/ Amortisation	72.6	66.2	63.3
82.6	75.9	82.0	Profit Before Tax and Exceptional Items	120.6	124.6	168.6
-	0.0	0.1	Exceptional Items	-	0.7	(0.7)
82.6	75.9	82.0	Profit after Exceptional Items	120.6	125.4	168.0
28.4	21.0	28.3	Provision for Taxation	29.1	36.8	58.0
54.2	**54.9**	**53.7**	**Net Profit**	**91.4**	**88.6**	**110.0**

2%

9%

19%

Standalone Revenue – Segmental

Rs. Cr.

2nd Quarter			Revenue	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
233.7	220.7	190.2	Garments - Branded	418.9	381.9	331.5
-	-	-	Garments - CE	-	-	29.3
120.3	123.5	112.4	Rayon	240.6	227.5	224.6
220.4	190.2	185.6	Carbon Black	383.8	351.4	360.7
218.1	138.5	223.4	Fertilisers	340.7	254.8	354.6
142.7	142.3	151.7	Textiles	282.2	291.1	306.5
102.6	101.3	24.4	Insulators	194.4	185.3	52.2
0.9	1.2	8.9	Financial Services	2.5	3.9	20.3
1,038.7	**917.7**	**896.5**	**Total**	**1,863.1**	**1,696.0**	**1,679.7**

Note : Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f July 1, 2006
Manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Standalone Segmental – Operating Profit

Rs. Cr.

2nd Quarter 2007-08 Budget	2nd Quarter 2007-08 Actual	2nd Quarter 2006-07 Actual	PBDIT	Half-Year 2007-08 Budget	Half-Year 2007-08 Actual	Half-Year 2006-07 Actual
30.8	21.4	25.6	Garments - Branded	48.6	22.6	38.5
-	-	-	Garments - CE	-	-	2.9
32.7	36.0	38.5	Rayon	65.2	63.1	66.9
38.9	39.1	27.8	Carbon Black	64.6	71.8	62.7
36.5	15.4	27.6	Fertilisers	41.4	32.5	56.1
16.1	18.3	19.5	Textiles	30.6	34.1	35.5
30.8	33.6	6.5	Insulators	56.5	60.2	14.3
(0.5)	(0.5)	2.5	Financial Services (Net of Finance Cost)	(0.9)	0.1	6.9
(4.2)	(6.2)	9.3	Corporate	(3.1)	(5.1)	14.3
181.1	**157.1**	**157.5**	**Net PBDIT**	**303.0**	**279.2**	**298.1**
0.7	1.5	4.5	Add : Finance cost of Financial Services	2.0	2.7	10.3
181.8	**158.7**	**162.0**	**Gross PBDIT**	**304.9**	**281.9**	**308.4**

Note : Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f July 1, 2006
Manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Capex and Investment Plan

Rs. Cr.

S.N.	Description	Plan	Committed	Spent	To be spent	
					FY 2008	FY 2009/10
	Aditya Birla Nuvo Limited					
i)	**Project Based**					
	Rayon	14.6	3.0	2.0	12.6	-
	Branded Garments	297.3	27.7	25.9	58.2	213.2
	Carbon Black	158.9	147.8	147.8	11.1	-
	Fertilisers	73.7	33.4	33.4	40.3	-
	Insulator	37.7	11.0	4.1	33.6	-
	Textiles	72.1	58.5	45.3	26.8	-
	Sub-Total (i)	**654.4**	**281.4**	**258.6**	**182.6**	**213.2**
ii)	**Modernisation & maintenance**					
	Rayon	29.3	22.2	15.9	13.4	-
	Branded Garments	69.5	3.4	3.4	33.6	32.5
	Carbon Black	17.3	8.2	8.0	9.3	-
	Fertilisers	48.3	41.9	41.9	6.5	-
	Insulator	20.6	11.0	3.7	16.9	-
	Textiles	38.4	24.5	15.9	22.4	-
	Others	1.6	0.2	0.2	1.4	-
	Sub-Total (ii)	**225.0**	**111.4**	**89.0**	**103.5**	**32.5**
A	**Nuvo's Capex (i) + (ii)**	**879.3**	**392.8**	**347.6**	**286.0**	**245.7**
B	**Major Capex (Direct Subsidiaries)**					
	Apparel Retail	224.1	14.4	14.4	54.9	154.7
	Garment Manufacturing	39.9	12.0	4.5	23.6	11.8
	Contract exports	61.3	37.7	25.9	28.5	6.9
	BPO	163.4	70.4	46.8	116.6	-
	Software	7.1	2.1	2.1	5.0	-
C	**Grand Total (A+B)**	**1,375.0**	**529.5**	**441.3**	**514.6**	**419.1**

Note : 1) Insurance business is fast forwarding its growth plan for which it will need funding of Rs. 400-450 Cr. from Nuvo
2) Idea will invest over $ 2 billions in next two years out of internal accruals and own borrowings

Strategy Going Forward

Growth Businesses

- **Telecom** business will strengthen and expand its network. Plans for pan India presence are underway.
- **Life Insurance** business will emphasise on regaining its market share, expanding branch network, strengthening its agency force and launching contemporary products.
- **Asset Management** business has aggressive plans to open new branches and launch innovative products.
- **BPO** business is scaling its global delivery capacity with focus on migration to high margin KPO segment and low cost locations.
- **Madura Garments** will aggressively pursue apparel retailing with the launch of large format stores for Peter England and Mens Lifestyle stores for Fashion brands.
- **Contract Exports** business will focus on GBP/Euro business through improved design and product development capabilities.
- **IT business** will focus on select verticals and horizontals

Strategy Going Forward

Value Businesses

- **Rayon** business will focus on increasing share of value added yarns and expanding exports markets to derive premium out of matured markets.
- **Carbon Black** business is accelerating green-field expansion by 1,20,000 MT in Western India.
- **Insulators** business is expanding its capacity by 8,000 MT besides foraying in polymer insulators
- **Textiles** business will focus on leveraging increased capacity of linen fabrics and flax yarns.
- **Fertilisers** business will strengthen operations besides focusing on de-bottlenecking.

Vision and Strategy

To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder on sustained basis

Strategy

To increase the share of High growth businesses in total revenue by deploying <u>surplus</u> cash from Value businesses to grow the high growth businesses of tomorrow

Dedicated to deliver better results quarter after quarter

ADITYA BIRLA GROUP

Business Financials

Telecom

Rs. Cr.

2nd-Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
18.98	18.67	10.36	No of Subscriber (Mn)	18.98	18.67	10.36
1,663.2	1,562.2	1,009.9	Revenue	3,105.6	3,039.5	1,909.8
506.4	524.8	363.4	PBDIT	943.4	1,076.4	668.4
30.5	33.6	36.0	OPM %	30.4	35.4	35.0
258.3	324.1	191.3	PBIT	477.7	687.0	352.8
142.7	220.3	106.9	PAT	267.4	528.9	196.1
8,493.2	7,833.9	4,813.3	Capital Employed	8,493.2	7,833.9	4,813.3
12.4	16.2	16.4	ROACE (Annualised) (%)	12.8	19.3	15.3

Birla Sun Life Insurance Company Ltd

Rs. Cr.

2nd Quarter 2007-08 Budget	2nd Quarter 2007-08 Actual	2nd Quarter 2006-07 Actual	Particulars	Half-Year 2007-08 Budget	Half-Year 2007-08 Actual	Half-Year 2006-07 Actual
			Individual Business			
343.5	416.0	153.5	First Year Premium	575.3	565.4	272.7
292.4	252.8	142.6	Renewal Premium	492.3	447.9	263.4
635.9	668.8	296.0	Total Individual business	1,067.6	1,013.4	536.1
			Group Business			
48.1	7.7	17.6	First Year Premium	86.4	31.4	45.4
6.5	12.1	5.8	Renewal Premium	17.7	18.1	11.8
54.6	19.8	23.4	Total Group business	104.2	49.5	57.2
690.5	688.6	319.4	Total Premium Income	1,171.8	1,062.9	593.3
(105.4)	**(83.9)**	**(23.6)**	Net Profit/(Loss)	**(175.1)**	**(117.5)**	**(42.9)**
905.5	877.0	557.5	Share Capital	905.5	877.0	557.5
5,155.5	5,330.2	3,080.8	Fund under management	5,155.5	5,330.2	3,080.8

255% 174%

Birla Sun Life Asset Management Co. Ltd

Rs. Cr.

Particulars	2nd Quarter 2007-08 Budget	2007-08 Actual	2006-07 Actual
Equity	7,000	6,486	4,185
Debt & Liquid	16,800	21,414	10,431
Domestic AUM	**23,800**	**27,900**	**14,615**
Off shore (All Equity)	2,400	2,552	1,463
Total AUM	**26,200**	**30,452**	**16,078**
Revenue	23.6	24.8	17.6
PAT	(3.4)	0.8	6.8

Category-Wise AUM (%) – Sep'07



Off shore 8%
Equity 21%
Debt & Liquid 71%

Domestic AUM (Rs. bn.)



2884
477
146
279
Industry
BSAMC
Sep'06
Sep'07

BPO – Aditya Birla Minacs

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
8,862	9,365	7,307	No of Operating Seats	8,862	9,365	7,307
12,329	11,738	10,238	No of Employees	12,329	11,738	10,238
402.7	393.7	387.9	Revenue	790.2	746.1	763.2
350.5	351.2	338.5	- North America	686.9	660.9	665.7
52.2	42.5	49.4	- Asia Pacific	103.2	85.3	97.5
(1.6)	5.8	15.2	PBIT	3.6	11.7	35.0
(14.1)	(8.8)	1.4	Net Profit/(Loss) before exceptional items	(21.9)	(16.7)	10.7
-	11.5	29.9	Exceptional Items	7.2	11.5	33.2
(14.1)	(20.3)	(28.5)	Net Profit/(Loss) after exceptional items	(29.1)	(28.2)	(22.5)
423.4	409.7	487.5	Capital Employed	423.4	409.7	487.5

2%

Note: Minacs acquired w.e.f. 18th August 2006. Minacs performance has been included wherever necessary to make the performance comparable

Branded Garments

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
122.7	130.3	113.7	Shirts	223.6	223.4	195.8
53.9	55.9	47.4	Trousers	98.5	95.3	83.0
15.4	14.5	10.1	Suits	29.0	26.4	19.6
41.8	20.0	19.0	Others	67.9	36.8	33.1
233.7	220.7	190.2	Revenue	418.9	381.9	331.5
44.4	33.5	35.2	Operating Profit before adspend	81.5	46.8	64.3
13.6	12.1	9.6	Advt. Expenses	32.8	24.2	25.8
30.8	21.4	25.6	PBDIT	48.6	22.6	38.5
20.4	13.9	19.4	PBIT	29.7	7.9	26.2
405.3	414.6	282.1	Capital Employed	405.3	414.6	282.1
21.2	14.5	28.6	ROACE (Annualised) (%)	16.1	4.2	19.1

28% (2nd Quarter PBIT, down arrow) · 70% (Half-Year PBIT, down arrow)

Note: Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f July 1, 2006. Contract export performance has been excluded wherever necessary to make the performance comparable

Garments Contract Exports

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
28.7	16.2	10.2	Volume (Lacs Pcs)	44.8	27.8	20.4
87.8	55.2	41.2	Revenue	135.7	94.4	82.2
5.9	3.0	2.7	PBDIT	7.3	**(1.0)**	6.5
4.6	1.9	1.9	PBIT	4.9	**(3.2)**	5.1
160.0	151.1	104.0	Capital Employed	160.0	151.1	104.0

Other Financial Services

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
			Financial Services division, BGFCL & BIASL			
32.7	25.2	15.1	Revenue	67.0	46.7	28.5
6.8	8.7	2.7	PBT	15.1	13.6	8.0
134.6	131.6	52.7	Capital Employed	134.6	131.6	52.7
			Birla Sun Life Distribution Limited			
6,861	24,773	3,942	Gross Mobilisation	13,702	47,236	11,052
8.7	7.1	3.9	Revenue	16.9	14.5	9.8
0.6	0.3	(0.2)	PAT	1.3	0.8	0.2

IT Services

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
26.4	25.2	23.7	Revenue	50.1	48.7	46.9
2.1	1.8	1.4	PBDIT	3.9	3.4	3.5
0.2	0.0	0.3	PAT	0.5	0.1	1.2
31.4	28.7	25.3	Capital Employed	31.4	28.7	25.3

Rayon

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
4,508	4,355	4,481	VFY Production (Tons)	8,967	8,761	8,824
110.0	106.2	112.0	Capacity Utilization (%)	109.4	106.8	110.3
4,631	4,934	4,051	VFY Sales Volumes (Tons)	9,222	9,116	8,455
172.8	168.3	168.9	VFY Realisation (Rs./Kg.)	173.1	167.0	167.4
18,676	20,181	21,592	ECU Realisation (Rs./MT.)	18,700	19,516	21,662
80.0	83.0	68.4	Revenue - VFY	159.6	152.2	141.5
40.3	40.5	44.0	- Chemicals	81.0	75.2	83.0
120.3	123.5	112.4	Revenue	240.6	227.5	224.6
32.7	36.0	38.5	PBDIT	65.2	63.1	66.9
27.2	29.1	34.3	OPM (%)	27.1	27.7	29.8
24.6	27.8	31.0	PBIT	49.1	46.8	52.4
440.4	443.2	416.8	Capital Employed	440.4	443.2	416.8
22.3	25.0	30.1	ROACE (Annualised) (%)	22.0	21.0	25.4

10%

11%

Carbon Black

Rs. Cr.

2nd-Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
58,126	55,355	45,083	Production (Tons)	101,636	96,871	91,028
101.1	105.4	106.1	Capacity Utilization %	101.6	102.0	107.1
58,126	51,372	46,027	Sales Volumes (Tons)	101,636	93,647	90,500
37,913	37,025	40,318	Realisation (Rs./Ton)	37,763	37,528	39,856
220.4	190.2	185.6	Revenue	383.8	351.4	360.7
38.9	39.1	27.8	PBDIT	64.6	71.8	62.7
17.7	20.6	15.0	OPM (%)	16.8	20.4	17.4
32.4	33.2	23.9	PBIT	53.4	62.0	54.8
615.8	566.9	510.3	Capital Employed	615.8	566.9	510.3
21.7	26.3	20.4	ROACE (Annualised) (%)	19.3	23.5	23.9

Insulators

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
8,585	8,646	4,788	Production (Tons)	16,323	16,223	9,319
9,100	8,569	5,051	Sales Volumes (Tons)	17,226	15,905	10,827
102.6	101.3	48.8	Revenue	194.4	185.3	104.2
30.8	33.6	9.7	PBDIT	56.5	60.2	18.4
30.0	33.2	19.8	OPM (%)	29.1	32.5	17.7
27.5	29.8	6.7	PBIT	50.1	53.3	12.4
229.6	210.5	162.3	Capital Employed	229.6	210.5	162.3
50.4	59.1	16.1	ROACE (Annualised) (%)	48.3	53.7	14.3

Note : Manufacturing business (formerly JV) became subsidiary of Nuvo w.e.f. 29th Nov'06 and merged with Nuvo w.e.f. 1st April'07

Fertilisers

Rs. Cr.

2nd Quarter			Particulars	Half-Year		
2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual
294	182	229	Production ('000 Tons)	470	336	466
305	184	284	Sales Volumes ('000 Tons)	470	326	479
218.1	138.5	223.4	Revenue	340.7	254.8	354.6
36.5	15.4	27.6	PBDIT	41.4	32.5	56.1
16.8	11.1	12.4	OPM (%)	12.2	12.7	15.8
31.6	10.9	17.7	PBIT	32.1	24.1	36.3
338.1	320.5	307.2	Capital Employed	338.1	320.5	307.2
31.9	12.6	21.7	ROACE (Annualised) (%)	17.4	13.4	23.8

38% (Revenue, 2nd Quarter)

39% (PBIT, 2nd Quarter)

28% (Revenue, Half-Year)

34% (PBIT, Half-Year)

Textiles

Rs. Cr.

	2nd Quarter		Particulars	Half-Year			
	2007-08 Budget	2007-08 Actual	2006-07 Actual		2007-08 Budget	2007-08 Actual	2006-07 Actual	
	45.6	40.7	42.1	Linen Segment	84.1	76.2	79.8	
	94.4	97.6	86.2	Wool Segment	188.8	196.5	172.2	
	2.6	4.0	23.4	Synthetic Yarn ★	9.3	18.4	54.5	
↓ 6%	142.7	142.3	151.7	Total Revenue	282.2	291.1	306.5	↓ 5%
	16.1	18.3	19.5	PBDIT	30.6	34.1	35.5	
↓ 13%	11.5	13.7	15.7	PBIT	21.4	25.5	28.2	↓ 10%
	336.2	344.3	268.6	Capital Employed	336.2	344.3	268.6	
	13.7	16.2	24.8	ROACE (Annualised) (%)	13.2	15.5	22.5	

★ *Synthetic yarn segment is being phased out*

Annexure

Consolidated Profit and Loss and Balance Sheet Snapshot

Annexure I

Rs. Cr.

Particulars	2nd Quarter		Half-Year	
	2007-08 Actual	2006-07 Actual	2007-08 Actual	2006-07 Actual
Gross Turnover	3,052.6	2,133.9	5,419.8	3,480.9
Net Turnover	3,000.5	2,092.1	5,321.3	3,397.8
PBDIT	294.4	305.0	601.5	526.2
PBDIT Margin (%)	9.8	14.6	11.3	15.5
Net Interest	108.6	89.7	194.2	140.6
PBDT	185.8	215.3	407.3	385.6
Net Profit (after Minority Interest)	47.8	76.7	142.5	143.4
Annualised EPS (Rs.)	20.5	34.0	30.5	32.0
Annualised CEPS (Rs.)	79.0	88.1	85.3	74.7

Particulars	September 2007	March 2007
Equity	93.3	93.3
Preference Share Capital	-	-
Net Worth	3,337.7	3,119.6
Minority Interest	163.3	143.3
Total Debts	5,728.6	5,461.6
Deferred Tax Liabilities	196.2	179.6
Capital Employed	9,425.8	8,904.1
Policyholders' funds	5,038.1	3,762.0
Total Liabilities	14,463.9	12,666.1
Goodwill on consolidation	2,579.7	2,594.9
Net Block	4,515.3	3,777.6
Net Working Capital	1,647.0	1,750.2
Investments	5,721.9	4,543.4
Life Insurance Investments	5,330.2	4,020.0
Other Investments	391.6	523.3
ROCE (at PBIT) (%)	7.9	8.3
RONW (at PAT) (%)	8.5	9.0
Book Value (Rs.)	357.7	334.3
Total Debt Equity (x)	1.7:1	1.8:1

Standalone Profit and Loss and Balance Sheet Snapshot

Annexure II

Rs. Cr.

Particulars	2nd Quarter 2007-08 Actual	2nd Quarter 2006-07 Actual	Half-Year 2007-08 Actual	Half-Year 2006-07 Actual
Gross Turnover	969.8	935.5	1,794.5	1,757.1
Net Turnover	917.7	896.5	1,696.0	1,679.7
PBDIT	158.7	162.0	281.9	308.4
PBDIT Margin (%)	17.3	18.1	16.6	18.4
Net Interest	47.5	48.0	91.0	76.5
PBDT	111.1	114.0	190.9	231.9
PAT before exceptional items	54.9	53.6	87.8	110.7
PAT	54.9	53.7	88.6	110.0
PAT Margin (%)	6.0	6.0	5.2	6.5
Annualised EPS (Rs.)	23.5	24.8	19.0	25.4
Annualised CEPS (Rs.)	40.4	44.0	35.1	41.0
Interest Cover (x) (PBDIT/ Net Interest)	3.3	3.4	3.1	4.0

Particulars	September 2007	March 2007
Equity	93.3	93.3
Net Worth	3,213.7	3,124.5
Long Term Debt	1,699.0	1,869.2
Short Term Debt	1,007.0	962.7
Total Debts	2,706.1	2,831.8
Deferred Tax Liabilities	183.4	174.1
Capital Employed	6,103.2	6,130.5
Net Block	1,480.8	1,308.1
Net Working Capital	1,018.4	972.9
Strategic Investment	3,595.6	3,839.4
Other Investments	8.3	10.0
Total Investments	3,603.9	3,849.4
ROACE (at PBIT) (%)	7.4	10.1
ROANW (at PAT) (%)	5.6	8.4
Book Value (Rs.)	344.4	334.9
Total Debt Equity (x)	0.8:1	0.9:1
Long Term Debt Equity (x)	0.5:1	0.6:1
Market Capitalisation (Rs. Cr.)	14,188	9,90[illegible]

Segment Results –Nuvo Standalone

Annexure III

Rs. Cr.

2nd Quarter

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
Garments	220.7	190.2	13.9	19.4	383.6	293.2	14.5%	26.5%
Rayon	123.5	112.4	27.8	31.0	444.7	412.3	25.0%	30.1%
Carbon Black	190.2	185.6	33.2	23.9	504.7	469.1	26.3%	20.4%
Textiles	142.3	151.7	13.7	15.7	338.3	253.5	16.2%	24.8%
Fertilizers	138.5	223.4	10.9	17.7	344.9	325.7	12.6%	21.7%
Financial Services	1.2	8.9	(0.6)	2.4	14.6	52.5	-16.5%	18.3%
Insulators	101.3	24.4	29.8	6.5	201.6	17.6	59.1%	148.5%
Total Operating Assets	917.7	896.5	128.7	116.7	2,232.5	1,823.9	23.1%	25.6%
Corporate Assets	-	-	(6.8)	8.8	3,429.7	2,880.9	-0.8%	1.2%
Nuvo Standalone	917.7	896.5	121.9	125.5	5,662.2	4,704.8	8.6%	10.7%

Half-Year

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
Garments	381.9	360.8	7.9	29.1	372.9	294.8	4.2%	19.7%
Rayon	227.5	224.6	46.8	52.4	446.9	412.5	21.0%	25.4%
Carbon Black	351.4	360.7	62.0	54.8	527.1	459.7	23.5%	23.9%
Textiles	291.1	306.5	25.5	28.2	327.7	250.6	15.5%	22.5%
Fertilizers	254.8	354.6	24.1	36.3	360.6	305.3	13.4%	23.8%
Financial Services	3.9	20.3	(0.2)	6.6	12.4	49.6	-2.5%	26.5%
Insulators	185.3	52.2	53.3	14.3	119.0	19.2	89.5%	148.5%
Total Operating Assets	1,696.0	1,679.7	219.4	221.6	2,166.6	1,791.7	20.3%	24.7%
Corporate Assets	-	-	(6.4)	13.2	3,641.2	2,413.8	-0.4%	1.1%
Nuvo Standalone	1,696.0	1,679.7	213.0	234.9	5,807.8	4,205.5	7.3%	11.2%

Note : Manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Operating Margin - Nuvo Standalone

Annexure IV

2nd Quarter		Operating Margin	Half-Year	
2007-08 Actual	2006-07 Actual		2007-08 Actual	2006-07 Actual
9.7%	13.5%	Garments - Branded	5.9%	11.6%
29.1%	34.3%	Rayon	27.7%	29.8%
20.6%	15.0%	Carbon Black	20.4%	17.4%
11.1%	12.4%	Fertilisers	12.7%	15.8%
12.8%	12.8%	Textiles	11.7%	11.6%
33.2%	26.8%	Insulators	32.5%	27.3%
17.1%	17.6%	Nuvo Standalone	16.5%	17.7%

Exports - Nuvo Standalone

Annexure V

2nd Quarter		Exports	Half-Year	
2007-08	2006-07	(Rs Crores)	2007-08	2006-07
10.3	7.4	Garments	16.5	20.0
23.9	10.9	Rayon	39.2	18.2
44.4	32.6	Carbon Black	64.4	57.6
65.2	64.2	Textiles	132.9	132.3
17.6	-	Insulators	31.4	-
161.4	115.1	Nuvo Standalone	284.4	228.2

2nd Quarter		Exports	Half-Year	
2007-08	2006-07	(% of Sales)	2007-08	2006-07
4.7%	3.9%	Garments	4.3%	5.5%
19.3%	9.7%	Rayon	17.2%	8.1%
23.4%	17.6%	Carbon Black	18.3%	16.0%
45.8%	42.3%	Textiles	45.6%	43.2%
17.3%	-	Insulators	17.0%	-
17.6%	12.8%	Nuvo Standalone	16.8%	13.6%

Note : Manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Sales Volume - Nuvo Standalone

Annexure VI

2nd Quarter		Particulars	Half-Year	
2007-08 Actual	2006-07 Actual		2007-08 Actual	2006-07 Actual
31	30	Garments (lacs Pcs)	55	52
4,934	4,051	VFY (MT)	9,116	8,455
18,902	16,768	Caustic (MT)	35,592	33,146
51,372	46,027	Carbon Black (MT)	93,647	90,500
184	284	Fertilisers ('000 MT)	326	479
8,569	4,527	Insulators (MT)	15,905	8,535

Note : Manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Sales Volume - Nuvo Standalone

Annexure VI

Cont...

2nd Quarter 2007-08 Actual	2nd Quarter 2006-07 Actual	Particulars	Half-Year 2007-08 Actual	Half-Year 2006-07 Actual
		Garments (Lac Pcs)		
19.3	18.8	Shirts	33.3	32.4
6.9	6.1	Trousers	11.3	10.3
0.4	0.3	Suits	0.6	0.5
4.4	4.4	Others	9.6	9.0
		Textiles		
1,093	1,236	Linen Fabric ('000 Mtrs)	2,054	2,342
523	526	Flax Yarn (MT)	965	914
663	683	Worsted Yarn (MT)	1,370	1,327
1,119	1,076	Wool Combing (MT)	2,248	2,171

Production - Nuvo Standalone

Annexure VII

Quarter-2 FY 2007-08			Particulars	Half-Year FY 2007-08		
Effective Capacity	Production	Utilisation		Effective Capacity	Production	Utilisation
4,100	4,355	106%	VFY (MT)	8,200	8,761	107%
20,531	19,154	93%	Caustic (MT)	41,063	36,301	88%
52,500	55,355	105%	Carbon Black (MT)	95,000	96,871	102%
216	182	84%	Fertilisers ('000 MT)	432	336	78%
9,000	8,646	96%	Insulators (MT)	18,000	16,223	90%

Production - Nuvo Standalone

Annexure VII

Cont...

Quarter-2 FY 2007-08 Effective Capacity	Quarter-2 FY 2007-08 Production	Particulars	Half-Year FY 2007-08 Effective Capacity	Half-Year FY 2007-08 Production
		Garments (Lac Pcs)		
11.1	9.0	Shirts	22.2	17.9
7.1	6.0	Trousers	14.1	10.9
1.1	0.4	Knits	3.8	1.6
	MT / '000 Mtrs.	**Textiles**		**MT / '000 Mtrs.**
20 Looms	992	Linen Fabric ('000 Mtrs)	38 Looms	2,170
2506 Spindles	566	Flax Yarn (MT)	4641 Spindles	1,048
5924 Spindles	638	Worsted Yarn (MT)	11837 Spindles	1,422
1.5 Cards	1,222	Wool Combing (MT)	3 Cards	2,249

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited

Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.adityabirlanuvo.co.in

Email: nuvocfd@adityabirla.com

END